UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of March 2021

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)
13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)
Registrant’s Telephone Number, including area code: 604-231-1100
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes:	☐	No:	☒

Sierra Wireless Announces Ransomware Attack

VANCOUVER, British Columbia--(BUSINESS WIRE)--March 23, 2021--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), the world’s leading IoT solutions provider, today announced that it discovered it was the subject of a ransomware attack on its internal IT systems on March 20, 2021.

Once the company learned of the attack, its IT and operations teams immediately implemented measures to counter the attack in accordance with established cybersecurity procedures and policies that were developed in collaboration with third-party advisors. These teams, with the assistance of these and additional third-party advisors, believe they have addressed the attack, and are currently working to bring Sierra Wireless’ internal IT systems back online.

At this time, Sierra Wireless believes the impact of the attack was limited to Sierra Wireless systems, as the company maintains a clear separation between its internal IT systems and customer facing products and services.

As a result of the ransomware attack, Sierra Wireless halted production at its manufacturing sites. The company’s website and other internal operations have also been disrupted by the attack. The company believes it will restart production at these facilities and resume normal operations soon. In the meantime, Sierra Wireless asks its customers and partners for their patience as it seeks to remediate the situation.

Due to these disruptions, Sierra Wireless is at this time withdrawing the First Quarter 2021 guidance it provided on February 23, 2021.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is the leading IoT solutions provider that combines devices, network services and software to unlock value in the connected economy. Companies globally are adopting IoT to improve operational efficiency, create better customer experiences, improve their business models and create new revenue streams. Whether it is an integrated solution to help a business securely connect edge devices to the cloud, or a software/API service to help manage processes associated with billions of connected assets, or a platform to extract real-time data to make the best business decisions, Sierra Wireless will work with you to develop the right industry-specific solution for your next IoT endeavor. Sierra Wireless operates a 24/7/365 Global Network Operation Center (GNOC) and R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at https://www.linkedin.com/company/sierra-wireless and on YouTube at https://www.youtube.com/SierraWireless.

“Sierra Wireless” is a registered trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, our efforts to remediate the ransomware incident; our ongoing systems recovery efforts; statements as to the impact of the ransomware incident on our business operations; express or implied statements relating to our ability to manage the ransomware incident and other statements contained in this press release that are not historical fact. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. Factors that could cause actual results to differ materially from those expressed or implied include the ongoing assessment of the incident; adverse legal, reputational and financial effects on the Company resulting from the incident or additional cyber incidents, and the effectiveness of the Company’s business continuity plans during the ransomware incident. Our business is also subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

Contacts

Louise Matich
Sierra Wireless
Media Relations
phone: +1 236 979 2154
pr@sierrawireless.com

David Climie
Sierra Wireless
Investor Relations
phone: +1 604 321 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ Samuel Cochrane

Samuel Cochrane, Chief Financial Officer

Date: March 23, 2021